NQ Mobile Inc.

No. 4 Building, 11 Heping Li East Street

Dongcheng District, Beijing 100013

The People’s Republic of China

November 23, 2016

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Joyce Sweeney, Staff Accountant

Mr. Mark Shuman, Legal Branch Chief

Mr. Bernard Nolan, Staff Attorney

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NQ Mobile Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2015 Filed April 6, 2016 Form 6-K Furnished November 2, 2016 File No. 001-35145

Dear Ms. Collins, Ms. Sweeney, Mr. Shuman and Mr. Nolan:

This letter sets forth the Company’s responses to the comments contained in the letter dated November 7, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) and the Company’s Form 6-K furnished to the Commission on November 2, 2016. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 3. Key Information

A. Selected Financial Data

Non-GAAP Financial Measures, page 6

1.	We note your adjusted net income non-GAAP measure excludes stock-based compensation. In future filings, please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. This comment also applies to your Form 6-K earnings releases.

The Company confirms it will present the income tax effects of non-GAAP adjustments as a separate adjustment and explain how it calculated the income tax effects related to these adjustments in its future Form 20-F fillings as well as earning releases contained in Form 6-Ks.

D. Risk Factors

Risks Related to Our Corporate Structure

“The shareholders of Beijing Technology may have potential conflicts of interest … ,” page 28

2.	We note your disclosure that certain shareholders of Beijing Technology are your founders or executive officers. To clarify the significance of this risk, in future filings, please identify the shareholders and their position with the company, and quantify their ownership percentage of Beijing Technology.

In response to the Staff’s comments, the Company will revise the disclosure in its future Form 20-F filings in substantially the same form as follows (revised portions are in strikethrough or underline):

“~~Certain~~ The shareholders of Beijing Technology are Dr. Vincent Wenyong Shi, our founder, chairman of the board and chief operating officer, Ms. Lingyun Guo, our director and chief strategy officer, and Mr. Xu Zhou, our founder, holding 14.75%, 52.00% and 33.25% of Beijing Technology’s equity interests, respectively. ~~our founders or executive officers.~~ Dr. Shi, Ms. Guo and Mr. Zhou also collectively beneficially own RPL, which holds 10.5% of common shares and 53.9% of voting power in our Company. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of Beijing Technology. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that such conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.”

Item 4. Information on the Company

C. Organizational Structure, page 66

3.	We note your disclosure of the company’s organizational structure as of March 15, 2016. Please provide us with, and in future filings disclose, an organizational chart in which you identify the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. In disclosing the VIE shareholders, clearly identify related parties and describe the nature of the relationship to the company.

In response to the Staff’s comments, the Company will revise the organizational chart as below in its future Form 20-F filings, which includes notes that clearly identify the parties to the VIE agreements, the VIE shareholders and their ownership percentages in the various entities:

Note:	This organizational chart is as of March 15, same as in the 2015 Form 20-F, and the Company will make necessary adjustments based on the actual structure in its future Form 20-F filings.

Equity interest.

Contractual arrangements including exclusive technical consulting services agreement, exclusive business cooperation agreement, business operation agreements, powers of attorney, equity disposition agreements, loan agreements and equity interest pledge agreements.

(1)	The shareholders of Beijing Technology are Dr. Vincent Wenyong Shi, our founder, chairman of the board and chief operating officer, Ms. Lingyun Guo, our director and chief strategy officer, and Mr. Xu Zhou, our founder, holding 14.75%, 52.00% and 33.25% of Beijing Technology’s equity interests, respectively. Dr. Shi, Ms. Guo and Mr. Zhou also collectively beneficially own RPL, which holds 10.5% of common shares and 53.9% of voting power in our Company.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 84

4.	You indicate that the material change in net revenues in your mobile value added services segment was “primarily the result of the growth in mobile gaming revenues and live mobile social video platform revenues.” Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. See Item 5.A.1 of Form 20-F and Section III.D of SEC Release No. 33-6835. Please confirm that you will provide conforming disclosure in future filings.

The Company confirms that it will provide conforming disclosure in future fillings.

D. Trend Information

5.	We note that you have been pursuing the divestiture of your FL Mobile business, which has been a strong contributor to growth in your mobile value added services segment, and you consequently expect your Showself business to be the largest component of your business in the future, as stated in your 2016 second quarter earnings call. As this event appears to be one that would have a significant effect on your future operating results, or would cause reported financial information to not necessarily be indicative of future operating results, please tell us what consideration you gave to describing and quantifying the potential impact pursuant to Item 5.D of Form 20-F. Further, please tell us the amount of net revenues generated by your FL Mobile business for fiscal year 2015 and the six months ended June 30, 2016.

The Company respectfully advises the Staff that the Company’s management made its assessments as to whether there is any known trend information that is required to be disclosed under the Item 5.D of Form 20-F, and concluded that as of April 6, 2016, the filing date of the 2015 Form 20-F, the divestiture of the FL Mobile business was not likely to be completed in the coming fiscal year due to the update announced on March 14, 2016 that Gansu Huangtai would not be able to further proceed with the acquisition of the FL Mobile business.

Regarding the Staff’s comment on the net revenues generated by the FL Mobile business, the Company respectfully advises the Staff that net revenues generated by the FL Mobile business amounted to US$147.8 million and US$78.4 million for fiscal year ended December 31, 2015 and the six months ended June 30, 2016, respectively.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) Reorganization and Proposed FL Transaction, page F-7

6.	You disclose that following the January 2016 restructuring of the FL Mobile business, Dr. Vincent Wenyong Shi was the remaining 22% equity interest holder of FL Mobile. However, you also disclose that Dr. Shi acquired 22% equity interest in FL Mobile in March 2016. Please describe for us the timing of the restructuring transactions and changes to related contractual arrangements. Tell us how you determined the RMB880 million consideration paid by Dr. Shi. Lastly, tell us what impact, if any, the recent termination of the Shenzhen Prince transaction will have on Dr. Shi’s investment in FL Mobile, the company’s organizational structure or on any contractual arrangements.

On January 25, 2016, the contractual agreements between FL Mobile Beijing and the shareholders of FL Mobile were terminated. Concurrently with the termination, 78% equity interests of FL Mobile were transferred to Beijing Technology, and NQ Beijing entered into another set of contractual agreements, including an exclusive option agreement and an equity interest pledge agreement, with FL Mobile and Dr. Vincent Wenyong Shi, the holder of remaining 22% equity interests of FL Mobile. At this point, Beijing Technology held 78% equity interests in FL Mobile via direct share ownership and NQ Beijing controlled the remaining 22% via contractual arrangements.

On March 4, 2016, 78% equity interests of FL Mobile were transferred from Beijing Technology to its wholly owned subsidiary, Xinjiang NQ, and NQ Beijing assigned its rights and obligations in the exclusive option agreement and the equity interest pledge agreement with Dr. Shi to Xinjiang NQ. At this point, Xinjiang NQ held 78% equity interests in FL Mobile via direct share ownership and controlled the remaining 22% via contractual arrangements.

On March 24, 2016, Dr. Vincent Wenyong Shi and Xinjiang NQ entered into a termination and share purchase agreement (the “Termination Agreement”), pursuant to which Dr. Shi acquired 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying the Company a total consideration of RMB880 million. The consideration under the Termination Agreements was determined by the parties involved in this transaction on an arm’s-length basis and was approved by the Company’s audit committee.

Under the Termination Agreement, both the Company and Dr. Shi may revert the transaction of the sale of 22% equity interests in FL Mobile under certain circumstances. In light of the recent termination of the transaction with Shenzhen Prince, together with ongoing changes in Chinese capital market conditions, the Company and Dr. Shi agreed to partially revert the transaction. As announced on November 23, 2016, the sale of 5.66% equity interest in FL Mobile was reverted. As a result, the equity interests in FL Mobile purchased by Dr. Shi under the Termination Agreement was changed to 16.34%, and the consideration was adjusted proportionately from RMB880 million to RMB653.6 million. Dr. Shi has concurrently entered into a series of contractual arrangements with Xinjiang NQ for Dr. Shi to act as the nominee shareholder of the 5.66% equity interest on behalf of Xinjiang NQ going forward.

(h) Allowance for Doubtful Accounts, page F-17

7.	We note the significant increase in the allowance and provision for doubtful accounts as of and for the year ended December 31, 2015. Please tell us the following with respect to the allowance:

•	Explain the reasons for the increase in the allowance as a percentage of receivables;

Allowance for doubtful accounts at December 31, 2015 consisted of allowance for accounts receivable of US$11,487,000 and allowance for prepaid and other current assets of US$5,612,000.

The allowance for the accounts receivable of US$11,487,000 accounted for 11.6% of the gross accounts receivable balance as of December 31, 2015, compared to the allowance of US$8,892,000 which accounted to 9.1% of the gross receivable as of December 31, 2014. This increase of allowance was due to assessment of specific evidences including historical experience, account balance aging and prevailing economic conditions.

•	Describe any impact on revenue recognition;

The increase in the allowance has no impact on revenue recognition. The allowance was recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Management has properly evaluated the collectability of each customer at the inception of each revenue arrangement.

•	Clarify how reductions in the allowance attributable to write-offs, if any, are reflected in your tabular presentation of the movement of the allowance for doubtful accounts;

The reductions of allowance in the year ended December 31, 2015 of US$845,000 were due to recovery of doubtful allowance for accounts receivable pursuant to subsequent collection during year ended December 31, 2015. The reduction of US$777,000 was due to disposal of subsidiaries; allowance recorded by these disposed subsidiaries was written-off. There was no other write-off of allowance for the years ended December 31, 2015 and 2014. There was write-off of US$204,000 in the year ended December 31, 2013.

•	Explain the difference between the allowance balance at year-end 2015 of $11,487 as reflected on the consolidated balance sheets and $17,099 as disclosed in Note 2(h); and

The balance of $17,099 as disclosed in Note 2(h) consists of allowance for accounts receivable which is $11,487, and allowance of prepaid expenses and other current assets which is $5,612 as disclosed on the balance sheets on page fill in the 2015 Form 20-F F-3.

•	Describe what consideration was given to discussing any changes in asset quality or collection experience with receivables in your MD&A. As part of your response, tell us your consideration to disclose days sales outstanding for each period presented along with a discussion of the reason for any material change.

(In US$’000)	2013	2014	2015
Account receivable balance	81,908	88,691	87,517
Revenue	196,702	332,324	406,691

Days sales outstanding	152	97	79

As illustrated by the table above, the days sales outstanding decreased from 152 in 2013 to 79 in 2015. This was mainly because of the expansion of Game and Advertising and Live Mobile Social Video Platform businesses, for which the credit period is generally 2-3 months as well as the strengthened control over collection of receivables by the management during the period.

(r) Revenue Recognition

Live Mobile Social Video Platform, page F-22

8.	Please explain further the following as it relates to the sale of your virtual currency:

•	Explain the role of both the distributors and sales agents in such sales;

For the revenue of live mobile social video platform, there are two ways to sell virtual currency, namely via independent third-party distributors and by end users through third-party payment collection channels. Third-party distributors purchase virtual currency from the Company with no refund provision according to contractual agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents.” End users can also purchase the virtual currency directly from the Company by making payments through third-party payment collection channels which charge the Company payment handling fees.

•	Describe any contractual arrangements amongst you, the distributors, the sales agents and the end-users;

Pursuant to the contractual distribution agreement, the distributors purchase virtual currency from the Company at a certain discount on retail price, then, by way of online sales, they further sell the virtual currency to end users. The Company and distributors reconcile and confirm the virtual currency purchased every month. There is a three-month collection period after the Company and distributors have confirmed the amount of sales. The Company does not have any kind of contractual arrangements with the “sales agents” or the end-user.

•	Tell us how the distributors and sales agents are compensated for sales of virtual currency;

Distributors earn sales commissions, in the form of sales discount. The Company recognizes its revenue net of sales discount. The Company does not have any kind of contractual arrangements with “sales agents,” and they do not receive any compensation from the Company.

•	Clarify whether you sell virtual currency directly to sales agents and if so, tell us when you recognize revenue from such sales (i.e., sell-in to the agent or sell-through to the end-user). In this regard, you state that the Group has discretion to determine the price of the virtual currency sold to sales agents or users; and

There is no contractual agreement between the Company and sales agents. The Company does not sell virtual currency directly to sales agents. The Company has discretion to determining the price sold to distributor, at certain discount on retail price, then the distributor sold the virtual currency to the sales agents, therefore it is stated that the Company has discretion to determining the price, as mentioned above.

•	Tell us how you considered all of the factors in ASC 605-45-45 in determining that gross revenue recognition is appropriate.

The gross revenue recognition is related to the sales made through third-party payment collection channels which charge the Company payment handling fees, for the purchases of virtual currency directly from the Company by making payments through these collection channels. The payments collected through these collection channels are recorded on a gross basis. The payment handling fees are recorded as cost of revenues.

Note 10. Goodwill, page F-53

9.	Please tell us the amount of goodwill allocated to each of your reporting units. Describe for us the basis for your conclusion that as of December 31, 2015 it was not more-likely-than-not the fair value was less than the carrying amount for those reporting units for which you only performed a qualitative assessment (i.e., mobile games and advertising and enterprise mobility). Include in your response, what consideration was given to the company’s market capitalization being significantly below net book value and the projected declines in revenue from the NationSky divestiture. Refer to ASC 350-20-35-3C through 35-3G.

Goodwill is allocated to each reporting unit as below:

Reporting Unit	Total amount of Goodwill (US$’000)
Mobile Games and Advertising	53,296
Enterprise Mobility	15,199
Security and Others	250,785

According to ASC 350-20-35-3C, the Company assessed relevant events and circumstances included in the following table for all three reporting units. Mobile Games and Advertising reporting unit and Enterprise Mobility report unit passed the assessment. Security and Other reporting unit failed the qualitative assessment and as a result triggered the step one test according to ASC 350-20-35-3E.

	Factors considered	Analysis
a	Macroeconomic conditions	China’s real GDP growth has remained around 7% in recent years. The Macroeconomic environment of China is relatively stable. The overall reform policy is being implemented and economy environment is improving. Macroeconomic conditions are expected to have a positive effect on the forecasted performance for all three of the reporting units.

b	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.

China’s mobile internet market scale has significant growth potential. According to iResearch Consulting Group (March 2016), revenues of the China online advertising market amounted to RMB209.7 billion (approximately US$32 billion) in 2015, a 36.1% increase from 2014. On the other hand, the data from CNNIC showed that the number of internet users in China was 688 million by the end of 2015. The number of smart mobile phone users reached 620 million, representing almost 90% of the total internet users, an increase from 85.8% as of December 2014.

Industry and market conditions are expected to have a positive effect on the forecasted performance of all three reporting units.

c	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

For reporting unit of Mobile Games and Advertising:

Compared with 2014, the revenue of the reporting unit of Mobile Games and Advertising increased by 33% whilst the cost increased by 24%. The cumulative user base continued to expand due to a continuous promotion effort by the business. The promotion caused the 2015 revenue of the unit to increase faster than year ended December 31, 2014. The gross profit ratio in 2015 was 48%, which increased slightly from 44% in 2014. The Company believes gross profit ratio is in line with the average ratio of industry. This reporting unit had net profit of approximately US$40.6 million in 2015.

d	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

For reporting unit of Enterprise Mobility:

Compared with the year ended December 31, 2014, the revenue of the reporting unit of Enterprise Mobility increased by 24% while the cost increased by 28%, mainly derived from the increase of product sales. The product sales increase was primarily due to Apple products. As a result of the increasing popularity of Apple products, the sales of Enterprise Mobility products continued to increase. However, the gross margin of Apple products is relatively low. It was believed that divestiture of NationSky would reduce total revenue of this reporting unit but it is not expected to have a significant impact on the net profit of this reporting unit.

Nation Sky’s divestiture is a factor for the projected revenue decline in the future, and the goodwill amount related to Nation Sky has reduced to zero. Also the management will be able to devote more resource to other areas, such as the integrated smart system for the automobile business run by another entity within this reporting unit. The Company is seeking a technical breakthrough on Mobile vehicle systems and it’s expected to compensate the impact of Nation Sky’s divestiture and make a great contribution to the Company in the future. So from the perspective of the entire reporting unit, the projected net income is not expected to decline in the future.

For reporting unit of Security & Others:

Compared with 2014, the revenue of the reporting unit of Security and others increased by 18%, whilst the cost incurred almost doubled compared to that of last year, which was regarded as a major indicator of the increase in the operating loss. The Company has engaged a third-party appraiser to do the evaluation. Please see detailed analysis below.

Most of the entities in the Security & Others are either in the inception or fast growth stage of the business. The reporting unit is in a loss situation. The Company has engaged a third-party appraiser to do the evaluation. Please see the detailed analysis below.

e	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

As a public company, NQ has management group and key personnel, articles of incorporation, strict company regulation, internal control management and etc.

The Company appointed its new CEO in April 2015, replacing the previous Co-CEO management structure. The current projects and business are being executed properly with new management. There is no change regarding the Company’s strategy, major customers or litigation, nor there is contemplation of bankruptcy.

f	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

For the year 2015, NQ Group had net profit of US$51.3 million under Non-GAAP basis (excluding the share-based compensation expense, amortization of intangible assets, impairment loss and interest expenses related to convertible debt). The share price had been relatively stable over the year 2015, which was regarded as reflection of normal operation of business the whole year.

In addition the Company believe the market value of the Company was underestimated. The market capitalization of the Company is even significantly below the market price indicated in the Framework Agreement signed in August 2015. So the Company considered the market capitalization was less reliable for reference.

Therefore, there is no negative influence regarding this factor.

g	Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.	The Company keeps similar corporate organization that consisted of three reporting units of Mobile Games and Advertising, Enterprise Mobility and Security and Others.

Thus according to ASC 350-20-35-3D, after assessing the totality of events or circumstances above, we determined that it is not more likely than not that the fair value of the Mobile Games and Advertising and Enterprise Mobility reporting unit is less than its carrying amount, therefore the first and second steps of the goodwill impairment test are unnecessary.

10.	We note that for the “security and others” reporting unit you performed the first step of a two-step quantitative goodwill impairment test in fiscal 2015 using an income approach. We further note the significant decrease in revenues for consumer mobile security and the significant operating losses for the Consumer segment. Please tell us if you believe this reporting unit was at risk of failing step one of the impairment test and your basis for this conclusion. Tell us, and in future filings disclose, the following related to any reporting unit at risk of failing step one:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;

The fair value exceeded the carrying value by approximately 1%.

•	A description of the methods and key assumptions used and how the key assumptions were determined;

The Security and Others reporting unit consists of entities historically acquired and our original business line relating to mobile security.

Among these acquired entities and mobile security business lines, we used the income approach to analyze four of the components, and relied on the results of an asset approach in assessing the fair value of the remaining components including mobile security. The reason to adopt the asset approach to conclude the fair value of these components is that they are experiencing a business transition and a future forecast could not be reasonably estimated. Therefore, for prudence purpose, we relied on the results of an asset approach to assess the fair value of these components.

The key assumptions for the income approach are the financial projection and the discount rate. The financial projections were based on management’s best estimate according to the industry information and the stage of development of these companies. The discount rates were derived by the CAPM model.

The key assumptions for the asset approach is that the assets and liabilities on the balance sheet (excluding any goodwill and acquired intangible assets), can reflect the revocable amount, i.e. the exit price.

Live mobile social video platform component contributed the majority cash flow to this reporting unit. As the bright prospects for live mobile social video platform component included in this reporting unit (the fair value as of the date of the most recent impairment test increased more than 100% of the original acquired price), this reporting unit had not impaired even though the other components in this reporting unit were not developed as expected. And based on current market conditions and the company development, the live mobile social video platform component is expected to continue experiencing a high growth in near future. As of the date of the most recent impairment test, the live mobile social video platform component’s subscribers increased significantly. According to the historical data, the live mobile social video platform component achieved over 900% revenue growth and started turning a profit in the financial year 2015, and is expected to achieve over 100% growth rate in revenue in 2016. The implied CAGR from 2015 to 2018 was over 65% as of the date of the most recent impairment test.

Except for the live mobile social video platform component, the remaining components that utilized the income approach were still early-stage entities. Although these components did not present similar growth rate as the live mobile social video platform, these components were still on track with their forecasts and certain new business lines were expected to be launched in 2016 or 2017.

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

According to a market research report provided by Analysis Ltd., the market for the live mobile social video platform is expected to have a continuing significant increase from year 2016, by approximately 25%-26% annually to year 2018. The market scale for live mobile social video platform is expected to increase from RMB10 billion in 2016 to RMB15.7 billion in 2018. Thus the financial projection, as the most important assumption, is not expected to have a material deviation and the discount rate of 22% utilized in the income approach had taken this uncertainty into consideration.

As the remaining components utilizing income approach were still early-stage entities, the uncertainty on their financial projections is relatively higher. The discount rate of 25%-28% utilized in the income approach has taken the uncertainty into consideration.

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The factors that could reasonably be expected to negatively affect the key assumptions under the income approach were that these companies may not grow as quickly as expected, have under estimated expenses, the uncertainty of the industry and other factors caused these companies failure to meet the budget.

As no property or machine on the balance sheet of components using asset approach, the factors that could reasonably be expected to negatively affect the key assumptions under the asset approach were that the receivables could not be received, or certain other assets, such as the computer, consumables goods, etc., are impaired in future.

Alternatively, if in your view your reporting units are not at risk, please disclose that fact. Refer to Item 5.A of Form 20-F, Section V of Release 33-8350, and FRR 501.14 for further guidance.

N/A.

Note 21. Segment Information, page F-74

11.	We note you present the realized gain on disposal of NationSky within your Consumer segment results. As the business of NationSky appeared to have been enterprise mobility service, please explain to us why the gain is not included within your Enterprise segment results.

The investment in Nationsky was recorded by Beijing Technology, which is a company included in the Consumer segment. Thus the realized gain on the disposal of NationSky was recorded as the disposal gain of the Consumer segment.

Note 23. Commitments and Contingencies

Contingencies, page F-81

12.	In the risk factor disclosure on page 16 regarding the pending putative class action lawsuit, you state that you are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In future filings, please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for pending legal proceedings. Such disclosure may be provided in the aggregate. Refer to ASC 450-10-50-4(b).

The Company confirms that it will provide in its future Form 20-F filings an estimate of the possible loss or range of loss or a statement that such estimate cannot be made for pending legal proceedings.

Form 6-K Furnished November 2, 2016

Exhibit 99.1

13.	We note that you and Shenzhen Prince have mutually agreed to terminate the transaction in connection with the divestiture of FL Mobile. Please explain further the following:

•	Tell us what impact, if any, this termination had on any other agreements related to the potential divestiture. In this regard, in your August 26, 2016 Form 6-K you refer to the March 24, 2016 announced purchase agreement with Dr. Shi and the May 6, 2016 announced purchase agreement with Jinxin Hengrui. You also refer to a series of definitive agreements announced on August 9, 2016 with Xinjiang Yinghe, Jinxin Haoyue, Jinxin Huatong and Tibet Zhouhua;

In addition to the impact described above in the Company’s response to the Staff’s comment #6, in light of the termination of the transaction with Shenzhen Prince, Xinjiang NQ and Xinjiang Yinghe have recently agreed to revert the sale of 12% equity interests in FL Mobile. Xinjiang Yinghe has also entered into a series of contractual arrangements with Xinjiang NQ for Xinjiang Yinghe to act as the nominee shareholder of the 12% equity interest on behalf of Xinjiang NQ going forward.

The recent termination of the transaction with Shenzhen Prince has no impact on the transaction with Jinxin Hengrui announced on May 6, 2016, or on the transactions with Jinxin Haoyue, Jinxin Huatong and Tibet Zhouhua announced on August 9, 2016.

•	To the extent that any other agreements remain open, please describe for us in detail and in future filings revise to disclose any closing conditions for contingent transactions and the implications if such conditions are not met;

The Company respectfully advises the Staff that it proposes to revise the last paragraph of the disclosure under “Item 7. Major Shareholders And Related Party Transactions—Related Party Transactions—Contractual Agreements with FL Mobile” in its future Form 20-F filings as below (revised portions are underlined):

“Further, in late March 2016, Dr. Vincent Wenyong Shi, our chairman of the board and chief operating officer as well as the chairman of FL Mobile, entered into a termination and share purchase agreement, or the Termination Agreement, with FL Mobile and Xinjiang NQ, pursuant to which Dr. Shi acquired 22% equity interest in FL Mobile by terminating the relevant contractual arrangements and paying Xinjiang NQ a total consideration of RMB880 million. In November 2016, the Company and Dr. Shi agreed to revert part of this transaction, and the equity interests in FL Mobile purchased by Dr. Shi under the Termination Agreement was changed to 16.34% and the consideration was adjusted proportionately to RMB653.6 million. This transaction is still subject to both parties’ option to revert in certain circumstances. In the event the FL Divestment does not consummate or fails to obtain regulatory approval from relevant governmental authorities, both Dr. Shi and the Company will have the option to request the reversal of the remaining 16.34%, and additionally Dr. Shi may revert the transaction if the FL Divestment is not completed within two years from the date of the Termination Agreement.”

•	Tell us the amount of consideration the company has received to date related to these agreements. Also, tell us whether the company has the intent and/or obligation to return such funds based on the recent announcement or explain why not; and

The Company respectfully advises the Staff that it has received RMB440 million, 50% of the total consideration from Dr. Vincent Wenyong Shi, RMB525.2 million, 80% of the total consideration from Jinxin Hengrui, RMB105.9 million, 60% of the total consideration from Jinxin Haoyue, RMB90 million, 60% of the total consideration from Jinxin Huatong, and RMB30 million, 60% of the total consideration from Tibet Zhuohua. Following the reversal of the transfer of 5.66% equity interests in FL Mobile, the Company returned RMB113.2 million to Dr. Shi. Except for the Company’s potential obligation to return considerations to Dr. Shi in the event that Dr. Shi and the Company agree to further revert the transaction, the Company has no obligation to return any funds to other purchasers of equity interests in FL Mobile. The Company is under discussion with relevant parties regarding the payment timetable of the unpaid consideration described above.

•	Tell us your current plans regarding the divestiture of FL Mobile and the status of the FL Framework Agreement announced in August 2015.

The Company respectfully advises the Staff that it is still endeavoring to implement the divestiture of FL Mobile and the FL Framework Agreement, but there has been no definitive agreement or transactions as of the date hereof except for those publicly announced.

*            *             *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863 or via email at julie.gao@skadden.com or Rong Liu, the audit engagement partner at Marcum Bernstein & Pinchuk LLP, by phone at (001) 646-472-1879 or via email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Roland Wu
Roland Wu
Chief Financial Officer

cc:	Vincent Wenyong Shi, Chairman of the Board and Chief Executive Officer of NQ Mobile Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP